UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          HOME-STAKE OIL & GAS COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    437356108
                                 (CUSIP Number)


                              I. Wistar Morris, III
                       c/o The Pennsylvania Trust Company
                     Five Radnor Corporate Center, Suite 452
                               100 Matsonford Road
                           Radnor, Pennsylvania 19087
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




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---------------------                                 --------------------------
Schedule 13D                                          Schedule 13D - Page 2 of 4
CUSIP No.  437356108
---------------------                                 --------------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        I. Wistar Morris, III
        ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7       SOLE VOTING POWER

              385,630

--------------------------------------------------------------------------------
8       SHARED VOTING POWER

                    0
--------------------------------------------------------------------------------
9       SOLE DISPOSITIVE POWER

              385,630
--------------------------------------------------------------------------------
10      SHARED DISPOSITIVE POWER

              142,916
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              528,546
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

         IN






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                                                      Schedule 13D - Page 3 of 4

I. Wistar Morris, III hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 2, 1996, as amended by Amendment No. 1 thereto, filed with the Commission on February 11, 1998, and by Amendment No. 2 thereto filed with the Commission on July 2, 1999 (as amended, the "Schedule 13D"), which relates to the common stock, par value $.01 per share (the "Common Stock"), of Home-Stake Oil & Gas Company, an Oklahoma corporation (the "Company"), whose principal executive offices are located at 15 E. 5th Street, Suite 2800, Tulsa, Oklahoma 74103-4311.

This Amendment No. 3 to the Schedule 13D is being filed to reflect certain dispositions of Common Stock of the Company. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 3.


                  Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a) Mr. Morris, individually and through his immediate family and a corporation controlled by Mr. Morris, beneficially owns 528,546 shares of Common Stock of the Company, which based on the Company's Proxy Statement dated April 12, 1999, represents approximately 12.3% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, 291,225 shares and currently exercisable options to acquire 20,000 shares are held in Mr. Morris' name and 65,522 shares are held in an Individual Retirement Account for his benefit. In addition, 8,883 shares are held by Morris Investment Management Company, of which Mr. Morris is the principal owner. There are 142,916 shares held by Mr. Morris' wife.

(b) Mr. Morris has the sole voting power and the sole dispositive power over 385,630 shares of Common Stock currently owned or which may be acquired upon the exercise of currently exercisable options. He has no voting power but has share dispositive power with respect to the 142,916 shares held by members of his immediate family.

     Martha Morris, Mr. Morris' wife, has sole voting power and shares dispositive power with respect to the shares she holds individually.

(c) On May 28, 1999, 1,000 shares of Common Stock held in trust for the benefit of Mrs. Morris were sold at a price of $4.125 per share. On June 1, 1999, an additional 1,000 shares of Common Stock held in trust were sold at a price of $4.00; and, on June 25, 1999, 76,660 shares of Common Stock held in trust were sold at a price of $4.00 per share.

     On June 25, 1999, Mr. Morris sold 22,384 shares of Common Stock held in a Keogh account at a price of $4.00 per share.

     On June 25, 1999, 2,000 shares of Common Stock held by Mrs. Morris were sold at a price of $4.00 per share.

     In addition, 302 shares of Common Stock previously reported on the Schedule 13D which were held by Mrs. Morris as custodian for the benefit of two minor children were transferred to the children. The children are no longer minors and reside outside the Morris household. Mr. Morris disclaims beneficial ownership of these shares.


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                                                      Schedule 13D - Page 4 of 4
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ I Wistar Morris, III
                                                 ---------------------------
                                                 I. Wistar Morris, III

Date:  July 8, 1999



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